Filed Pursuant to Rule 424(b)(3)
SEC File #333-148331

1st FRANKLIN FINANCIAL CORPORATION

SENIOR DEMAND NOTES

PERIODS OF APRIL 8, 2008 THRU APRIL 9, 2008
AND
APRIL 10, 2008 THRU APRIL 16, 2008

Period of April 8, 2008 thru April 9, 2008

Daily Balance	$1 to $2,499	$2,500 to $9,999	$10,000 to $49,999	$50,000 to $99,999	$100,000 & over

Effective Yield (a)	2.79%	2.79%	3.05%	3.05%	3.05%
Interest Rate	2.75%	2.75%	3.00%	3.00%	3.00%

Period of April 10, 2008 thru April 16, 2008

Daily Balance	$1 to $2,499	$2,500 to $9,999	$10,000 to $49,999	$50,000 to $99,999	$100,000 & over

Effective Yield (a)	2.79%	2.79%	3.05%	3.05%	3.05%
Interest Rate	2.75%	2.75%	3.00%	3.00%	3.00%

(a)	Compounded daily based on 365/366 day year.

This is not an offer to sell, or the solicitation of an offer to purchase, these securities in any jurisdiction where such offer or solicitation is unlawful.  Any offer or sale will be made only by a prospectus, which is available by visiting us at 135 East Tugalo Street, Toccoa, Georgia, by writing us at P.O. Box 880, Toccoa, Georgia 30577 or by calling us at (706) 886-7571 or (800) 282-0709 (in GA) or (800) 700-7943 (outside of GA).

We are not a bank, and investments are not bank deposits or obligations and are not insured by the FDIC, SPIC or any other federal or state agency.  Investors must rely on the Company’s ability to pay principal and interest on the Senior Demand Notes.

0

1st FRANKLIN FINANCIAL CORPORATION

$800,000,000 SENIOR DEMAND NOTES

_________________________________________________

1st Franklin Financial Corporation is offering to sell Senior Demand Notes on a continuous basis.  The Senior Demand Notes are payable on demand and are issued in an initial denomination of $25.00 or more, and in any amounts thereafter.  The principal amount of each Senior Demand Note at any time is equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.  The Senior Demand Notes have no stated maturity.  They are payable in whole or in part at any time upon the request of a holder, and are callable by us upon written notice at any time without premium.

The Senior Demand Notes are unsecured obligations of the Company and will be issued under an Indenture between us and U.S. Bank National Association, as trustee.  Additionally, any provision of the Senior Demand Notes may be changed by us upon 30 days' prior written notice to holders of Senior Demand Notes.

The interest rate payable on Senior Demand Notes is a variable rate, compounded daily, and will depend upon a holder's daily current balance of Senior Demand Notes.  We may establish, in our discretion, separate interest rates for Senior Demand Notes with daily balances from $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.  When an interest rate is established for each range of balances, it becomes effective for and applied to all Senior Demand Notes with a daily current balance within that range, whether existing or newly issued.  These interest rates may be the same or different for each range of balances and we may increase or decrease the interest rate for any range independently of the others without notice to you after the date of purchase.

We will publish the most recently determined interest rate for each balance range weekly in a newspaper of general circulation in Toccoa, Georgia, the location of the Company’s principal place of business, and on our web site at http://www.1ffc.com.  You can also obtain a list of the most recently determined interest rates by calling or visiting our executive offices in Toccoa, Georgia.  A Rule 424(b) prospectus supplement setting forth the most recently determined interest rates will be filed with the SEC, as appropriate.

We are offering the Senior Demand Notes through our executive officers and without an underwriter.  We do not have to sell any minimum amount of Senior Demand Notes to accept and use the proceeds of this offering.  We cannot assure you that all or any portion of the Senior Demand Notes we are offering will be sold.  We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account.  Therefore, you cannot be guaranteed of the return of your investment.  The Senior Demand Notes are not listed on any securities exchange and there is no public trading market for the Senior Demand Notes.  We have the right to reject any subscription for Senior Demand Notes, in whole or in part, for any reason.

You should read this prospectus and any applicable prospectus supplement carefully before you decide whether to invest in Senior Demand Notes.

Investing in our Senior Demand Notes involves risks. See "Risk Factors" beginning on page 7 for a description of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Senior Demand Notes, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK.  THE SENIOR DEMAND NOTES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

The Trustee has not provided or approved any information in this prospectus, takes no responsibility for any information contained in this prospectus and makes no representations as to the contents of this prospectus.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Company (2)
Per Senior Demand Note	100%	None	100%
Total	$800,000,000	None	$800,000,000

(1)

The Senior Demand Notes are not being offered or sold pursuant to any underwriting or similar agreement, and no commissions or other remuneration will be paid in connection with their sale.  The Senior Demand Notes will be sold at face value by our executive officers.

(2)	Before deduction of our expenses, estimated at $113,060.

The date of this prospectus is April 4, 2008.

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with any different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than as of the date of this prospectus or the date the documents incorporated by reference were filed with the SEC.  We are offering to sell, and seeking offers to buy, the securities registered by this prospectus only in jurisdictions where these offers and sales are permitted.

TABLE OF CONTENTS

Prospectus Summary	4
Risk Factors	7
Ratio of Earnings to Fixed Charges	12
Use of Proceeds	12
Plan of Distribution	12
Forward-Looking Information	13
Description of the Senior Demand Notes	13
Legal Matters	19
Experts	19
Where You Can Find More Information	19
Incorporation of Certain Information by Reference	19
Reports to Security Holders	20

PROSPECTUS SUMMARY

The following summary highlights some of the information from this prospectus and may not contain all of the information that may be important to you.  Before deciding whether to invest in Senior Demand Notes, you should read the entire prospectus, and the information that is incorporated by reference into the prospectus, carefully.

1st FRANKLIN FINANCIAL CORPORATION

1st Franklin Financial Corporation has been engaged in the consumer finance business since 1941, particularly in making consumer loans to individuals in relatively small amounts for short periods of time. Other lending activities include the purchase of sales finance contracts from dealers and the making of first and second mortgage loans on real estate to homeowners.  As of September 30, 2007 our business was operated through a network of 234 branch offices located in Alabama, Georgia, Louisiana, Mississippi and South Carolina.

We fund our loans through a combination of the issuance of short and longer-term debt securities, including the Senior Demand Notes and our variable rate subordinated debentures, as well as with borrowings from time to time under our revolving credit facility.  This credit facility provides for unsecured borrowings of up to $50.0 million or a lesser amount as determined based on our then-applicable borrowing base (as defined in our credit agreement).  As of September 30, 2007, we had $38.8 million in available borrowings under our credit agreement.

We also offer optional credit insurance coverage to our customers when making a loan.  This coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure any outstanding loan balance is repaid if the customer dies before the loan is repaid, or they may request credit accident and health coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose credit property coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance products as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

1st FRANKLIN FINANCIAL CORPORATION IS NOT A BANK.  SENIOR DEMAND NOTES ARE NOT BANK DEPOSITS OR SIMILAR OBLIGATIONS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR THE SECURITIES INVESTOR PROTECTION CORPORATION OR ANY OTHER FEDERAL OR STATE AGENCY.

Our principal executive office is located at 213 East Tugalo Street, Toccoa, Georgia 30577, and our phone number at that address is (706) 886-7571 or (800) 282-0709 (in Georgia) or (800) 700-7943 (outside of Georgia).

SUMMARY DESCRIPTION OF THE SENIOR DEMAND NOTES
Securities Offered	We are offering to sell up to $800,000,000 in aggregate principal amount of our Senior Demand Notes.
Denominations	Senior Demand Notes will be sold in an initial amount of not less than $25.00 and in any amount thereafter.
Principal Amount	The principal amount of each Senior Demand Note at any time is equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.

Form of Investment	Senior Demand Notes may be purchased by cash or check or electronic transfer.
Interest Rate

The interest rate is variable, compounded daily and set from time to time by us.  The interest rate will vary depending on the daily current balance of Senior Demand Notes owned, and may vary for the following ranges: $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.

Compound Interest	Interest is compounded daily. Examples of annualized effective yields for daily compounded rates are set forth below:
	Example Nominal Rates	Effective Annual Rates
	2.50%	2.53
	2.75	2.79
	3.00	3.05
	3.25	3.30
	3.50	3.56
	3.75	3.82
	4.00	4.08
	4.50	4.60
	5.00	5.13

Interest Rate Adjustment

The interest rate may be the same or different for each range of balances.  When we establish an interest rate for a range of balances, it becomes effective for all Senior Demand Notes in that range of balances, whether existing or newly issued.  The interest rate on a Senior Demand Note may also change if the daily current balance of Senior Demand Notes owned by a holder changes to a different range of balances.

Notification of Interest Rate Adjustment

A holder of Senior Demand Notes will not be notified of changes in the interest rate; interest rates will be available by calling or visiting our executive offices or on our website.  We will also file a notice of any interest rate change with the SEC in a prospectus supplement pursuant to Rule 424(b).

Maturity	Senior Demand Notes have no stated maturity.
Redemption by Holder

Senior Demand Notes are payable or redeemable at any time upon request.  We will honor partial redemption requests so long as the remaining outstanding balance is at least $1.00.  Redemptions can be requested in person or by mail at our executive office, by electronic means or by use of the check redemption option described below.

Check Redemption Option	In certain instances, a holder of Senior Demand Notes can redeem all or a part of his or her Senior Demand Notes by writing checks against such balance.

Minimum Balance Requirement to Utilize Check redemption Option

The check redemption option is only available to holders of Senior Demand Notes who maintain a minimum balance invested with us (in Senior Demand Notes or other of our securities) of $500.00.  If and when a holder's balance falls below $500.00, we may suspend his or her check writing privileges.

Check Writing and Senior Demand Note Redemptions

Checks may be written in any amount and made payable to anyone, subject to the minimum balance limitation.  Each honored check is considered to be a Senior Demand Note redemption in an amount equal to that paid by the check.

Checks that Exceed the Senior Demand Note Balance or Would Reduce the Balance Below $500.00

If a check is presented to us for payment and it either exceeds the balance of a holder's Senior Demand Notes or would reduce that balance below the $500.00 level, it may be returned unpaid.  If this occurs, the holder will be assessed a return charge.

Redemption by 1st Franklin

1st Franklin may redeem the Senior Demand Notes at any time upon at least 30, but not more than 60, days' written notice to the holder for a price equal to the principal amount of the Senior Demand Notes plus accrued and unpaid interest up to the date of redemption.

Trustee	Senior Demand Notes will be issued under an indenture between us and U.S. Bank National Association, as Trustee.

SUMMARY FINANCIAL INFORMATION

The tables below set forth certain summary consolidated financial data of 1st Franklin.  This information is only a summary and you should read it together with 1st Franklin’s consolidated historical financial statements and the related notes contained in the annual and quarterly reports and the other information incorporated by reference in this prospectus.  These historical results are not necessarily indicative of our results or financial condition to be expected in the future.

	9 Months Ended September 30		Year Ended December 31
	2007	2006	2006	2005	2004
	(In thousands, except ratio data)
Selected Income Statement Data:
Revenues	$95,915	$83,564	$115,042	$101,826	$98,459
Net Interest Income	55,982	51,524	69,632	64,387	61,541
Interest Expense	11,597	8,436	11,994	8,016	7,137
Provision for Loan Losses	13,786	12,739	19,109	19,484	18,097
Income Before Income Taxes	14,380	8,409	11,023	7,621	7,527
Net Income	11,851	6,110	7,672	5,109	4,981
Ratio of Earnings to Fixed Charges	1.94	1.90	1.83	1.83	1.91

	As of September 30		As of December 31
	2007	2006	2006	2005	2004
	(In thousands, except ratio data)
Selected Balance Sheet Data:
Net Loans	$263,936	$238,047	$249,862	$224,660	$218,893
Total Assets	386,562	346,375	362,567	324,910	312,366
Senior Debt	174,908	173,928	181,474	180,713	168,668
Subordinated Debt	85,535	60,177	67,190	38,902	41,311
Stockholders’ Equity	109,578	97,262	98,365	91,185	87,102
Ratio of Total Liabilities to Stockholders’ Equity	2.53	2.56	2.69	2.56	2.59

RISK FACTORS

The risks described below set forth known material risks of purchasing Senior Demand Notes and investing in 1st Franklin.  You should carefully consider the risks described below, as well as the other information in the prospectus or incorporated by reference in the prospectus, before deciding whether to invest in Senior Demand Notes.  If any of the situations described in the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In any of these events, you may lose part or all of your investment.

RISK FACTORS RELATING TO THE SENIOR DEMAND NOTES

The Senior Demand Notes may not be a suitable investment for you.

The Senior Demand Notes may not be a suitable investment for you, and we advise you to consult your investment, tax and other professional financial advisors prior to deciding whether to invest in Senior Demand Notes.  The characteristics of the Senior Demand Notes, including the features and variable interest rate, may not satisfy your investment objectives.  The Senior Demand Notes may not be a suitable investment for you based on your ability to withstand a loss of interest or principal or other aspects of your financial situation, including your income, net worth, financial needs, investment risk profile, return objectives, investment experience and other factors.  Before deciding whether to invest in Senior Demand Notes, you should consider your investment allocation with respect to the amount of your contemplated investment in the Senior Demand Notes in relation to your other investment holdings and the diversity of those holdings.

The Senior Demand Notes will be effectively subordinated to any secured indebtedness.

The Senior Demand Notes are unsecured, and therefore are effectively subordinated to any secured debt we may issue in the future to the extent of the value of the assets securing such indebtedness.  While we do not presently have any secured indebtedness outstanding, the Senior Demand Notes do not place any restrictions or our ability to incur any of this indebtedness.  Consequently, in the event we are subject to a bankruptcy, liquidation, dissolution, reorganization or similar preceding, the holders of any secured indebtedness will be entitled to proceed against the collateral that secures the secured indebtedness, and that collateral will not be available for satisfaction of any amounts owed under the Senior Demand Notes.

Because the Senior Demand Notes will have no sinking fund, security, insurance or guarantee, you may lose all or part of your investment in the Senior Demand Notes if we do not have enough cash to pay the Senior Demand Notes.

There is no sinking fund, security, insurance or guarantee of our obligation to make payments on the Senior Demand Notes.  The Senior Demand Notes are not secured by any of our assets.  We will not contribute funds to a separate account, commonly known as a sinking fund, to make any interest or principal payments on the Senior Demand Notes.  The Senior Demand Notes are not certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other federal or state agency.  Therefore, if you invest in the Senior Demand Notes, you will have to rely only on our cash flow from operations and other sources of funds for repayment of principal at maturity or redemption and for payment of interest when due. If our cash flow from operations and other sources of funds are not sufficient to pay the Senior Demand Notes, then you may lose all or part of your investment.

If we incur substantially more indebtedness that is secured or that is equal in priority with respect to the right of repayment to the Senior Demand Notes, our ability to repay the Senior Demand Notes may be impaired.

Subject to any limitations that may be contained in any of our credit agreements now or in the future, we may incur substantial additional indebtedness. Any of these borrowings may be secured or be equal in payment preference to the Senior Demand Notes. If we borrow more money, the risks to holders of Senior Demand Notes described in this prospectus could increase.

Our management has broad discretion over the use of proceeds from this offering.

We expect to use the proceeds from the offering for general corporate purposes, including the repayment of any of our indebtedness under our credit facility or our variable rate senior and subordinated debt incurred from time to time, as any of it becomes due.  Because no specific allocation of the proceeds has been made, our management will have broad discretion in determining how the proceeds of the offering will be used.

Because there are only limited restrictions on our activities under the Senior Demand Notes, you will have only limited protections.

In comparison to the restrictive covenants that are imposed on us by our existing credit agreement, the indenture that governs the Senior Demand Notes contains relatively minimal restrictions on our activities.  Because there are only very limited restrictions and limited events of default under the indenture, we will not be restricted from issuing additional debt that may be secured or share ratably in right of repayment to the Senior Demand Notes.  In either event, you may have more difficulty recovering part or all of your investment if we default on our obligations.  Further, if we default in any payment on the Senior Demand Notes or otherwise under the indenture, you will likely have to rely on the trustee to exercise remedies on your behalf under the terms of the indenture.  You may not be able to seek remedies against us directly.

Because we may redeem the Senior Demand Notes at any time, you may be subject to reinvestment risk.

We have the right to redeem any Senior Demand Note at any time upon 30 days' written notice to you.  The Senior Demand Notes would be redeemed at 100% of the principal amount plus accrued but unpaid interest up to the redemption date.  Any such redemption may have the effect of reducing the income or return on investment that you would otherwise expect to receive on an investment in the Senior Demand Notes.  If this occurs, you may not be able to reinvest the proceeds at an interest rate comparable to the rate paid on the Senior Demand Notes.

No public market exists in which to transfer Senior Demand Notes.

An investor may redeem any or all of his or her Senior Demand Notes as described in this prospectus.  However, no public trading or secondary market for the Senior Demand Notes currently exists, or ever will exist, and, consequently, there is no public market valuation to help investors evaluate the Senior Demand Notes.

RISK FACTORS RELATING TO 1st FRANKLIN

Because we require a substantial amount of cash to service our debt, we may not be able to pay our obligations under the Senior Demand Notes.

To service our indebtedness, we require a significant amount of cash.  Our ability to generate cash depends on many factors, including our successful financial and operating performance.  We cannot assure you that our business strategy will continue to succeed or that we will achieve our anticipated financial results.

If we do not achieve our anticipated results, we may not be able to generate sufficient cash flow from operations or to obtain sufficient funding to satisfy all of our obligations, including our obligations under the Senior Demand Notes.

Because we depend on liquidity to operate our business, a decrease in the sale of our debt securities or an increase in requests for their redemption may make it more difficult for us to pay our obligations under the Senior Demand Notes.

Our liquidity depends on, and we fund our operations through, the sale of our debt securities, the continued availability of unused borrowings under our credit agreement and the collection of our receivables.  Numerous investment alternatives have resulted in investors evaluating more critically their investment opportunities.  We cannot assure you that the Senior Demand Notes will have interest rates and other terms which, when combined with our other sources of liquidity, will generate sufficient sales to meet our liquidity requirements.

The Senior Demand Notes are payable or redeemable at any time upon request.  It is possible that a significant number of redemption requests could adversely affect our liquidity.  In this event, our reduced liquidity could negatively impact our ability to pay the principal and interest on the Senior Demand Notes when due.

We depend on funds from our revolving credit facility to meet our obligations and fund a portion of our general operations.  If we are unable to continue to borrow under this credit facility, we may not be able to pay our obligations under the Senior Demand Notes.

We rely on borrowings under our revolving credit facility to meet the redemption requests of our security holders and our other liquidity and operating requirements.  This credit facility provides for maximum borrowings of up to $50.0 million, or a lesser amount as determined by our then-applicable borrowing base. The bank may terminate the credit facility prior to its stated maturity if we violate any of the financial ratio requirements or covenants contained in the credit agreement, according to standards contained in the credit agreement. If we lose our ability to borrow money under the credit facility or if the credit facility is terminated, we may not be able to make payments on the Senior Demand Notes.

Because our liquidity also depends on receivables collections, if our collections are reduced, it may make it more difficult for us to pay our obligations under the Senior Demand Notes.

Our liquidity is also dependent on, among other things, the collection of our receivables.  Delinquencies in our consumer finance receivables are likely to be affected by worsening general economic conditions and, because we mainly make loans to individuals who depend on their earnings to make repayments, are often dependent upon the continued employment of those people.  If general economic conditions worsen, or we are otherwise unable to collect on our receivables, we may not be able to make payments on the Senior Demand Notes.

An increase in the interest we pay on our debt and borrowings can materially and adversely affect our net interest margin.

Net interest margin represents the difference between the amount that we earn on loans and investments and the amount that we pay on debt securities and other borrowings.  The loans we make in the ordinary course of our business are subject to the interest rate and regulatory provisions of each applicable state's lending laws and are sometimes made at fixed rates which are not adjustable during the term of the loan. Since some loans are made at fixed interest rates and are made using the proceeds from the sale of our fixed and variable rate securities (including the Senior Demand Notes), we may experience a decrease in our net interest margin because increased interest costs cannot be passed on to all of our loan customers.  A reduction in our net interest margin could adversely affect our ability to make payments on the Senior Demand Notes.

Neither the Company nor the Senior Demand Notes will be rated by any nationally recognized statistical rating agency, and this may increase the risk of your investment.

Neither 1st Franklin nor the Senior Demand Notes are, or are expected to be, rated by any nationally recognized statistical rating organization.  Typically, credit ratings assigned by such organizations are based upon an assessment of a company’s creditworthiness and are a measure used in establishing the interest rate that a company offers on debt securities it issues.  Without any such rating, it is possible that fluctuations in general economic, or industry specific, business conditions, changes in results of operations, or other factors that affect the creditworthiness of a debt issuer may not be fully reflected in the interest rate on any outstanding indebtedness of that issuer.  Investors in Senior Demand Notes must depend solely on the creditworthiness of 1st Franklin for the payment of principal and interest on those securities.  In the absence of any third party credit rating, it is possible that the interest rates offered by the Company on its debt securities may not represent the credit risk that an investor assumes in purchasing Senior Demand Notes.

Consumer finance companies such as the Company are subject to an increasing number of laws and government regulations, and if we fail to comply with these laws or regulations, our business may suffer and our ability to pay our obligations under the Senior Demand Notes may be impaired.

Our operations are subject to increasing focus by federal, state and local government authorities and state attorneys general and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on certain lending practices by companies in the consumer finance industry, sometimes referred to as "predatory lending" practices.  These requirements and restrictions, among other things:

•

require that we obtain and maintain certain licenses and qualifications;

•

limit the interest rates, fees and other charges that we are allowed to charge;

•

require specified disclosures to borrowers;

•

limit or prescribe other terms of our loans;

•

govern the sale and terms of insurance products that we offer and the insurers for which we act as agent; and

•

define our rights to repossess and sell collateral.

In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the loans we make.  Although we believe that we are in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance that a change in any of those laws, or in their interpretation, will not make our compliance therewith more difficult or expensive, restrict our ability to originate loans, further limit or restrict the amount of interest and other charges we earn under such loans, or otherwise adversely affect our financial condition or business operations.  The burdens of complying with these laws and regulations, and the possible sanctions if we do not so comply, are significant, and may result in a downturn in our business or our inability to carry on our business in a manner similar to how we currently operate.

If we experience unfavorable litigation results, our ability to pay our obligations under the Senior Demand Notes may be impaired.

As a consumer finance company, we are subject to various consumer claims and litigation seeking damages and statutory penalties.  The damages and penalties claimed by consumers and others can be substantial.  The relief requested generally varies, but typically includes requests for compensatory, statutory and punitive damages.  Unfavorable outcomes in any of our current or future litigation proceedings could materially and adversely affect our results of operations, financial condition and cash flows and our ability to make payments on the Senior Demand Notes.

While we intend to vigorously defend ourselves against any of these proceedings, there is a chance that our results of operations, financial condition and cash flows could be materially and adversely affected by unfavorable outcomes which, in turn, could affect our ability to make interest payments on, or repay, the Senior Demand Notes.

We are spending significant time and expense in order to comply with various provisions of the Sarbanes-Oxley Act, and this may reduce the resources we have available to focus on our core business.

In order to ensure compliance with the various provisions of the Sarbanes-Oxley Act, we are in the process of, among other things, evaluating our internal controls to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls systems.  While we have completed the system and process evaluation, we are currently performing testing (and any necessary remediation) required to ensure we comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. During the course of our testing, we may identify deficiencies that we may not be able to remediate in time to meet our deadline for compliance with Section 404.  The processes involved in testing and maintaining internal controls also involves significant costs and can divert our management's attention from other matters that are important to our business.  Among other things, we may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404, and our independent auditors may not be able or willing to issue a favorable assessment of our conclusions.  Either of these, or any other failures to comply with the various requirements of the Sarbanes-Oxley Act, may require significant management time and expenses, and divert attention or resources away from our core business.

Additional competition may decrease our liquidity and profitability, which would adversely affect our ability to repay the Senior Demand Notes.

We compete for business with a number of companies, including large national companies and banks that have substantially greater resources, lower cost of funds, and a more established market presence than we have.  If these companies increase their marketing efforts to include our market niche of borrowers, or if additional competitors enter our markets, we may be forced to reduce the interest rates and fees we charge in order to maintain or expand our market share.  Any reduction in the interest rates or fees we charge could have an adverse impact on our liquidity and profitability and our ability to repay the Senior Demand Notes.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratio of earnings to fixed charges below, we calculated earnings by adding fixed charges to income before income taxes.  Fixed charges consist of the interest on our indebtedness and the amount which we believe is representative of the interest factor component of our rent expense.

September 30	December 31
2007	2006	2005	2004	2003	2002
1.94	1.83	1.83	1.91	2.42	2.21

USE OF PROCEEDS

Net proceeds from sales of the Senior Demand Notes, after payment of applicable expenses, will be placed in our general treasury.  No segregation of proceeds will be made, but we expect to use the net proceeds for, among other things, the redemption of our outstanding senior and subordinated securities as those securities mature and as such debtholders request redemption.  Our subordinated securities are our variable rate subordinated debentures, which are sold from time to time in varying principal amounts and at various interest rates.  We cannot presently estimate the amount of proceeds that will be required to make mandatory redemption payments.  Any proceeds not used for redemptions or for repayments at maturity will be used to repay bank borrowings and repay amounts outstanding under our commercial paper program as those amounts come due, make additional consumer finance loans and for general operating purposes.

PLAN OF DISTRIBUTION

The Senior Demand Notes will be offered by us through our executive officers.  No selling commissions or other remuneration will be paid directly or indirectly to any of our officers, directors or employees in connection with the sale of the Senior Demand Notes.  All proceeds from sales of Senior Demand Notes will be placed in our general treasury as sales are made, as described in the "Use of Proceeds" section of this prospectus.  All offering expenses, including registration fees, printing, advertising, postage and professional fees, will be paid by us.

There is no assurance that any or all of the Senior Demand Notes offered by this prospectus will be sold.  This offering, however, is not made contingent upon any minimum amount of Senior Demand Notes being sold.

The Senior Demand Notes will be sold and redeemed at our executive office located at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577.  The telephone number is (706) 886-7571 or (800) 282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia).

FORWARD-LOOKING INFORMATION

This prospectus, and the information incorporated by reference in it, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those forward-looking statements. Such factors include the known risks we face that are described in the Risk Factors section of this prospectus and as otherwise may be described in our periodic reports that we file with the SEC from time to time. If any of the events described in the Risk Factors section or elsewhere in this prospectus occur, they could impact our ability to pay the interest and principal on the Senior Demand Notes, as well as have an adverse effect on our business, financial condition and results of operation.  We undertake no obligation to update any forward-looking statements.

DESCRIPTION OF THE SENIOR DEMAND NOTES

General

The Senior Demand Notes we are offering will represent senior, unsecured debt obligations of 1st Franklin.  The Senior Demand Notes will be issued under an Indenture between us and U.S. Bank National Association, as Trustee.  The terms and conditions of the Senior Demand Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.  The following is a summary of the material provisions of the Senior Demand Notes and the Indenture.  For a complete understanding of the Senior Demand Notes, you should review the definitive terms and conditions contained in the Indenture, which include definitions of certain terms used below.  A copy of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and is available from us at no charge upon request.

The Senior Demand Notes are direct obligations of 1st Franklin, but are not secured by any collateral or lien.  The Senior Demand Notes will be identical except for the issue date.  The Senior Demand Notes have no stated maturity, will not be subject to any sinking fund and will be payable or redeemable at the option of the holder thereof at any time as described below.  The Senior Demand Notes will rank equally and ratably with all other senior, unsecured indebtedness of the Company.

In addition, the Senior Demand Notes are not bank certificates of deposit and are not insured by the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation or any other federal or state agency or company. Investors must rely solely on our ability to repay our obligations under the Senior Demand Notes.

Sale and Issuance

All funds you invest in Senior Demand Notes, together with all accrued interest, and any redemptions, will be recorded on a register maintained by us or the Trustee.  We will act as registrar and paying agent unless otherwise designated.

Senior Demand Notes will be sold for an initial amount of not less than $25.00 and in any amount thereafter, and will be dated the date of purchase.  We may, at our discretion, limit the maximum amount any investor or related investors may maintain in outstanding Senior Demand Notes at any one time.

Principal Amount

The principal amount of each Senior Demand Note at any time is equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.

Interest

The interest rate payable on any Senior Demand Note is a variable rate, compounded daily.  We will establish, from time to time, separate interest rates for Senior Demand Notes with a current balance range from $1.00 to $2,499.99; $2,500.00 to $9,999.99; $10,000.00 to $49,999.99; $50,000.00 to $99,999.99; and $100,000.00 and over.  Interest rate determinations are made by management after evaluation of market conditions for investments with similar characteristics, such as investment amount, redemption rights and risk profile.  When an interest rate is established for each range of balances, it becomes effective for and applied to all Senior Demand Notes within that range, whether existing or newly issued.  These interest rates may be the same or different for each range of balances and we may increase or decrease the rate for any range independently of the others without notice to holders after the date of purchase.  The interest rate on any Senior Demand Note may also change if the daily balance of that Senior Demand Note changes to a different range of balances.

A holder of Senior Demand Notes will not be notified of changes from time to time in the interest rates.  The interest rates being paid on the Senior Demand Notes at any time may be obtained by calling or visiting our executive offices or by logging onto our website.  We will also publish the most recently determined interest rate for each balance range weekly in a newspaper of general circulation in Toccoa, Georgia, the location of the Company’s principal place of business.  We will also file a notice of any interest rate change with the SEC in a prospectus supplement pursuant to Rule 424(b), as appropriate.

How to Invest

General.  You may invest in Senior Demand Notes during normal business hours at our executive offices in Toccoa, Georgia, by cash, check or electronic transfer.  Each investment in Senior Demand Notes must be accompanied by properly completed investment documentation.  The minimum initial amount which you may invest is $25.00.  There is no required minimum amount for subsequent investments.  All investments must be made in U.S. dollars.  Investments in Senior Demand Notes may be made individually, jointly or as custodial or trust investments and may be made by individuals, corporations, partnerships, firms or associations, provided that in each case the investor meets certain requirements.

Investments by Cash. You may invest in Senior Demand Notes by delivering cash to us at our executive offices at located at 213 East Tugalo Street, Toccoa, Georgia 30577.

Investments by Check.  You may invest in Senior Demand Notes by check delivered to our executive offices located at 213 East Tugalo Street, Toccoa, Georgia 30577.  Checks must be drawn in U.S. dollars on a U.S. bank.

Investments by Electronic Transfer.  You may invest in Senior Demand Notes by wire transfer or automated clearing house transfer of funds to 1st Franklin Financial Corporation's account at Habersham Bank.  For all investments through these electronic transfers, the transfer instructions must include the name "1st Franklin Financial Corporation, Senior Demand Notes" and your name, address, and investment number.

Investments in Senior Demand Notes made with cash begin to accrue interest as of the date the investment is made at our executive offices.  Investments made by check begin to accrue interest the first business day after the date of receipt at our executive offices.  Investments made by electronic transfer will be invested in Senior Demand Notes, and will begin accruing interest, on the day credited to the account of 1st Franklin Financial Corporation.  Transferring funds electronically by means other than wire transfer or automated clearing house transfer may result in a delay in crediting the investment to your Senior Demand Note investment account.  Neither we nor Habersham Bank will be responsible for delays in funds transfer systems.

We reserve the right to reject any investment application and return the funds to a potential investor for any reason, including if any of the foregoing investments are not preceded or accompanied by documentation satisfactory to us to establish that the potential investor meets any applicable eligibility criteria.  Copies of this documentation is available at our executive offices, or you can request that it be sent to you by calling us at (706) 886-7571 or (800) 282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia).

Redemption by the Holder

Subject to any limitations described in "Subordination" below, we will redeem any Senior Demand Notes upon request of a holder at any time up to the outstanding principal balance plus any unpaid interest at the time of redemption.  We will also make partial redemptions as long as the balance remaining on any Senior Demand Notes is at least $1.00.  All redemption requests must be made either in person, by mail at, or by electronic means to, our executive offices or by the check redemption option as described below.  Redemption requests made in person or by mail must be accompanied by properly completed documentation.

Check and Electronic Redemption Options

At the option of a holder of Senior Demand Notes, the holder may redeem Senior Demand Notes by writing checks or by electronic means, drawn against the holder's Senior Demand Note balance and payable through Habersham Bank.  The check and electronic redemption options are available only to those persons who maintain a minimum investment balance with us of $500.00 or more.  This investment may be maintained in Senior Demand Notes or any other of our debt securities.  If at any time this minimum balance declines to less than $500.00, all check writing and electronic redemption privileges and other services related to these redemption options may be immediately suspended by us until the balance equals or exceeds $500.00.

A Senior Demand Note holder who elects the check redemption option will receive a starter supply of blank checks from us at no charge.  Permanent checks must be purchased by the holder at his expense from a check supplier of the holder's choice.  Checks may be used at any time and made payable to anyone for any amount, subject to the $500.00 minimum balance requirement.  Each check is considered to be a Senior Demand Note redemption in an amount equal to the amount of the check paid.  Subject to a service charge, a holder may stop payment of a check by timely notifying us in writing, but we are not liable for failure to stop any payment.

Checks which are presented to us for payment and which exceed the holder's Senior Demand Note balance or which would reduce that holder's minimum balance below $500.00 may be returned unpaid by us, and the holder will be assessed a returned check service fee.

A Senior Demand Note holder who elects the check redemption option also has the option to enter into a separate Overdraft Protection Agreement, Security Agreement and Assignment.  Under this Agreement, a holder of Senior Demand Notes assigns debt securities to us as collateral for overdraft payments.  We will then pay any overdrafts to the extent of the protection amount set out in this Agreement.  This Agreement contains customary fees for this service.  Amounts paid by us under this Agreement are loans and are subject to repayment with interest, as well as other finance charges described in the Agreement.

To use the check redemption option, a holder must enter into a Senior Demand Note Check Redemption Agreement with us.  This agreement sets forth the provisions and charges associated with the check redemption option.  A copy of this agreement is available from us at no charge upon request.  Either the Senior Demand Note holder or the Company may terminate this Agreement at any time.  Additionally, any of the terms of the agreement may be amended upon 30 days' prior written notice by us.  Upon termination of the agreement, a Senior Demand Note holder may continue to redeem Senior Demand Notes in person or by mail as provided above without penalty.  The Senior Demand Note holder, however, will remain liable for any unpaid checks or other charges in connection with the Agreement.

If Senior Demand Notes are held jointly by more than one owner, only one holder whose name appears on the investment register must sign a redemption check unless otherwise specified on the investment application or subsequent written request and so indicated on the checks.  The amount of the Senior Demand Notes to be redeemed by check will continue accruing interest until the redemption check is presented for payment.

The check and electronic redemption options are optional redemption methods for redeeming the Senior Demand Notes.  See "Redemption by the Holder."  These options are strictly at the request of the holder and do not change any of the terms or provisions of the Senior Demand Notes as described herein.  The Senior Demand Notes, including those redeemed under these options, are not bank deposits or bank obligations and are not insured by the FDIC, the SIPC, or any other federal or state agency.

Redemption by the Company

We can call the Senior Demand Notes as a whole, or individually, for redemption at any time at a price equal to the principal amount plus any unpaid interest thereon at the time of redemption.  Notice of such redemption will be given by mail to the holder not less than 30 nor more than 60 days prior to the date fixed for redemption.

Account Fees and Charges

Any fees and expenses associated with the Senior Demand Notes, and the check redemption option, will be deducted from a Senior Demand Note holder's balance and will be treated as a redemption of the corresponding amount of Senior Demand Notes.  Any fees and charges will appear on the appropriate account statement.

Statements to Holders

Either we or the Trustee will maintain a record of each holder’s investments in Senior Demand Notes.  We will maintain the register unless otherwise designated.  The principal amount of each Senior Demand Note at any time is equal to all amounts invested in such Senior Demand Note, together with accrued interest, less redemptions.  We will send to each holder, at least quarterly, a statement showing the holder's Senior Demand Note balance as it appears on our books.  Such statement will contain a summary of all transactions relating to that holder's Senior Demand Notes during the applicable period, including beginning and ending aggregate principal amounts, accrued interest and redemptions.  Holders who have elected to use the Check Redemption Option will receive a monthly statement listing all checks paid during the month and setting forth check numbers, amounts, dates of payments and any other transactions, such as additional investments, interest earned and service charges which were posted in the investor's account during the month.

Canceled checks are not returned to the holder.  Investors may request laser image copies of canceled checks to be included with their monthly statements for a nominal fee.  Microfilm copies and/or laser stored images of canceled checks will be retained by us and, upon payment of any applicable copy charge, a holder may obtain a copy of any individual check at any time.

Subordination

Payment of the principal and interest on the Senior Demand Notes is subordinate in right of payment to all of our secured debt to the extent of the value of the assets securing such indebtedness.  The term "secured debt" means all of our indebtedness outstanding at any time that by its terms is secured by various assets.  No sinking fund will be established to provide for payments on the Senior Demand Notes.

In the event that the Senior Demand Notes are declared due and payable because of a default under the Indenture, a holder of a Senior Demand Note will be entitled to payment only after all principal and interest on all secured debt has been paid, to the extent of the value of the assets securing such indebtedness.  Likewise, in the event of our insolvency, bankruptcy or liquidation, or other similar proceeding relating to 1st Franklin or to its creditors, as such, or to our property, or in the event of any dissolution or other winding up, whether or not involving insolvency or bankruptcy, then the holders of any secured debt will be entitled to receive payment in full of all principal and interest due to them, to the extent of the value of the assets securing such indebtedness, before the holders of the Senior Demand Notes are entitled to receive any payments.

As of September 30, 2007, we did not have any secured debt outstanding.
Indenture and Trustee

The Senior Demand Notes will be issued under an Indenture between us and U.S. Bank National Association, as Trustee.  A copy of the form of this Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part and statements in this prospectus relating to the Senior Demand Notes are subject to the detailed provisions of the Indenture.  Whenever any particular section of the Indenture or any term used in it is referred to, the statement in connection with which such reference is made is qualified in its entirety by such reference.

Restrictions on Additional Debt

There are no restrictions in the Indenture against the issuance of additional securities or the incurring of additional debt, including other senior debt or secured obligations.

Successors

The Indenture generally permits a consolidation or merger between us and another entity.  It also permits the transfer or lease by us of all or substantially all of our assets.  These transactions are permitted if:

•

the resulting or acquiring entity, if other than us, is a corporation and assumes all of our responsibilities and liabilities under the Senior Demand Notes and the Indenture; and

•

immediately after the transaction, and giving effect to the transaction, no event of default under the Indenture exists.

Modification of the Indenture

The Indenture contains provisions permitting 1st Franklin and the Trustee, with the consent of the holders of not less than two-thirds of the outstanding principal amount of Senior Demand Notes, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holders of such Senior Demand Notes; provided, however, that no such supplemental Indenture can do any of the following:

•

reduce the principal amount of any Senior Demand Note;

•

reduce the amount of Senior Demand Notes whose holders must consent to an amendment; or

•

make any changes regarding the Indenture that relate to a waiver of default, the rights of holders to receive payments, and the requirements of consent of the holders of Senior Demand Notes, in each case without the consent of the holder of each Senior Demand Note so affected.

We, along with the Trustee, may amend the Indenture to allow for the issuance of additional amounts of Senior Demand Notes without the consent of the holders of Senior Demand Notes.  There are no limitations as to the maximum amount of any increase or to the number of increases which may be made.

Events of Default and Notice Thereof

An event of default is generally defined by the Indenture to mean any of the following:

•

failure to pay principal or interest on any Senior Demand Note upon a request for redemption therefor, which failure continues for 30 days;

•

failure, after notice from the Trustee or from the holders of at least 25% in principal amount of the Senior Demand Notes, to observe or perform within 30 days any of the covenants contained in the Indenture or Senior Demand Notes; or

•

the occurrence of certain events of bankruptcy, insolvency or reorganization.

The Indenture provides that the Trustee will, within 90 days after its occurrence, give the registered holders of Senior Demand Notes notice of any existing default known to the Trustee, but, except in case of a default in the payment of principal or interest, the Trustee may withhold such notice if and for so long as the Trustee in good faith determines that the withholding of such notice is in the interest of those holders.

Rights on Default

The Trustee, by notice to the Company, or the holders of at least 25% in principal amount of Senior Demand Notes, may declare the principal of and accrued but unpaid interest on all Senior Demand Notes due upon the happening of any of the events of default specified in the Indenture, but the holders of a majority of the outstanding principal amount of those Senior Demand Notes may waive any default and rescind such declaration if the default is cured within the 30 day period, except a default in the payment of the principal of or interest on any Senior Demand Note or a default on any other senior debt.  The holders of a majority of the outstanding principal amount of the Senior Demand Notes may direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee, but the Trustee may decline to follow any direction that conflicts with law or any provision of the Indenture, or is unduly prejudicial to the rights of the other holders of Senior Demand Notes or would involve the Trustee in personal liability.  Holders may not institute any proceeding to enforce the Indenture unless the Trustee refuses to act for 60 days after request from the holders of at least 25% in principal amount of the Senior Demand Notes and during that 60 day period the holders of a majority in principal amount do not give the Trustee a direction inconsistent with the request, and tender to the Trustee of satisfactory indemnity.  Nevertheless, any holder may enforce the payment of the principal of and interest on that holder's Senior Demand Notes upon a request therefor.

Concerning the Trustee

In addition to its agreement to serve as Trustee under the indenture, US Bank issues to us, and services, certain credit cards, on customary commercial terms and for which it receives customary fees.  The Trustee maintains its principal corporate trust office at 1349 West Peachtree Street, N.W., Suite 1050, Atlanta, Georgia 30309.

Evidence to be Furnished to the Trustee

The Indenture provides that, upon any application or request by us to the Trustee to act, we will provide the Trustee an officer's certificate and an opinion of counsel stating that any necessary conditions precedent have been met and satisfactory indemnification as required has been provided.  Within 120 days after the end of each fiscal year, we are required to file with the Trustee an officer’s certificate stating whether or not, to the best knowledge of the signer, we are in default in the performance of any covenant, agreement or condition in the Indenture and, if so, specifying each such default and, with respect to each, the action taken or proposed to be taken by us to remedy such default.

LEGAL MATTERS

The validity of the issuance of the Senior Demand Notes being offered by this prospectus has been passed upon for us by Jones Day, Atlanta, Georgia.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other information, with the SEC.  You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.  Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference into this prospectus is an important part of this prospectus.  Specifically, we are incorporating by reference the following:

(a)

The Annual Report of the Company on Form 10-K for the year ended December 31, 2006, filed on March 16, 2007;

(b)

The Quarterly Reports of the Company on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, filed on May 9, 2007, August 14, 2007 and November 14, 2007, respectively;

(c)

The Current Report of the Company on Form 8-K, filed on February 21, 2007; and

(d)

All other reports filed with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, since December 31, 2006.

Any statement contained in this prospectus or in a document incorporated by reference in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that any of the following modifies or supersedes such statement:

•

in the case of a statement in a previously filed document incorporated by reference in this prospectus, a statement contained in this prospectus; or

•

a statement contained in any prospectus supplement relating to the offering of Senior Demand Notes.

Any modified or superseded statement will not be deemed to constitute a part of this prospectus or any prospectus supplement, except as modified or superseded.  Except as provided by the above-mentioned exceptions, all information appearing in this prospectus and each prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

Copies of documents incorporated by reference will be provided without charge upon request to our Corporate Secretary at 213 East Tugalo Street, Post Office Box 880, Toccoa, Georgia 30577, telephone number (706) 886-7571 or (800)-282-0709 (within Georgia) or (800) 700-7943 (outside of Georgia).  You can also access any or all of these filings free of charge at our website http://www.1ffc.com.  Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus in deciding whether to invest in Senior Demand Notes.

REPORTS TO SECURITY HOLDERS

A copy of the above-mentioned annual report and our most recent quarterly report on Form 10-Q containing unaudited financial information filed with the SEC are being delivered with this prospectus.  Additionally, we provide each security holder with our most recent annual report containing financial information that has been examined and reported upon, with an opinion expressed, by an independent registered public accounting firm.  We also provide each security holder with our most recent quarterly report containing unaudited financial information.  Each of these reports for the current year are also available on our web site at http://www.1ffc.com.  Information contained on our website does not constitute part of this prospectus, and you should rely only on the information contained, or specifically incorporated by reference, in this prospectus in deciding whether to invest in Senior Demand Notes.